

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2012

<u>Via E-mail</u>
Steve Rogai
Chief Executive Officer
As Seen On TV, Inc.
14044 Icot Boulevard
Clearwater, FL 33760

> **Re: As Seen On TV, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 11, 2012**
> **File No. 333-170778**

Dear Mr. Rogai:

We have reviewed your responses to the comments in our letter dated May 25, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Summary, page 1

1. In one of the introductory paragraphs of the summary, please revise to discuss your auditor's going concern opinion.

2. Refer to the second paragraph regarding your financial snapshot. Please disclose your monthly burn rate and the month you will run out of capital without additional funds, or tell us why this is not necessary.

3. Please provide disclosure in this section explaining to investors the dilution that may occur related to the purchase price protection features of the issuance of 15,625,000 shares of common stock and warrants to purchase up to 15,625,000 shares of common stock, as discussed on page 13.

Business Overview, page 1

4. Please revise to explain to investors the extent to which you have an interest in the "seen on TV" or "As Seen on TV" brand. Explain for example what interest you hold in sales of items with that label found in brick-and-mortar stores, items with that label sold online from websites other than your own, and sales from "As Seen On TV" brick-and-mortar stores.

5. We note that you generate revenues from three primary sources. Please revise to disclose the percentage (and amount) breakdowns of revenues generated from the three sources. Also revise your Management's Discussion and Analysis or Plan of Operation section.

6. Refer to the second-to-last sentence of the first paragraph. Please explain whether "marketing fees" generated from the sales of products takes into account your share of profits on the consumer products or the royalty fees.

Summary of the Offering, page 3

7. We note your response to our prior comment 1. We note on page 15 that "[t]he $1,170,000 potential additional placement agent fee represents a 5% fee on gross proceeds received on the exercise of warrants placed through their efforts." Please explain to us how $1,170,000 represents a 5% fee given that gross proceeds will be $40,275,000. Please revise or advise. Also revise page 15 accordingly.

Terms of the Offering with the Selling Security Holders, page 4

8. Please revise to define the term "Warrants" as it is used in the prospectus.

9. Refer to the disclosure under the subsection called "The Offering" on page 5. It appears that the "Shares" described do not account for all of the shares that you are registering on the registration statement. Please revise or advise.

Risk Factors, page 7

10. Please tell us why you removed the risk factor titled "We May Need Additional Capital, Which, if Obtained, Could Result in Dilution or Significant Debt Service Obligations…."

The Exercise of the Warrants and Options Will Result in Dilution, page 12

11. We note that you have issued a substantial amount of warrants and options that are convertible into shares of your common stock. Revise to include the approximate number (and percentage) of shares of securities that you may issue based on the amount of outstanding warrants and options as of the most recent practicable date. Also include this information in the prospectus summary.

Living Pure Heater Systems, page 27

12. Please disclose whether you have sold any of the Living Pure products to date and describe your royalty fee arrangement. Also similarly revise the "Instant Zipper" subsection.

Legal Proceeds, page 28

13. We note the disclosure on page 37 about the dispute regarding Mr. Cimino's resignation agreement. Please revise to disclose the nature of the dispute with Mr. Cimino, or tell us why this is not necessary.

Certain Relationships and Related Transactions, page 36

14. Please revise to provide disclosure here regarding your agreement with Sleek Audio, LLC and G-Unit Brands Inc., or tell us why this is not required. We note your $182,100 contribution for product tooling. We also note on page 21 disclosure regarding a $432,100 loss, cash expenses including stock based compensation expenses of $560,880 and the fair value of shares issued for consulting services of $365,000.

15. Please revise to disclose the nature of the dispute with Mr. Cimino, including how you believe he violated the terms of the resignation agreement, and the reasons why you believe that there are no outstanding terms under the resignation agreement.

Interim Financial Statements

Condensed Consolidated Balance Sheets, page F-2

16. Reference is made to the line item caption "Advances on inventory purchases." We note no footnote disclosure within your notes to the financial statements regarding such amounts. In light of the significance of the balance representing approximately 21% of total assets at September 30, 2011, please explain to us and revise your notes to disclose in detail the nature, facts and circumstances surrounding the advances. As part of your response, please provide us with the relevant technical guidance used in determining your accounting treatment. We may have further comment upon receipt of your response.

Condensed Consolidated Statements of Stockholders' Equity, page F-4

17. Reference is made line item caption "Warrants issued with convertible debt" in the amount of $811,447. Please reconcile this amount with the "Warrant issued with debt" amount of $3,606,399 presented under supplemental disclosures of cash flow information on the face of the condensed consolidated statements of cash flows.

Notes to the Consolidated Financial Statements

Deposit on Asset Acquisition

18. We note on page 27 that the Company entered into a binding letter agreement with Seen on TV, LLC to acquire certain intangible assets among other assets of the business. We also note from your disclosure that you have issued 250,000 shares of restricted common stock, with a fair value of $2,500,000 on the contract date, and an initial cash payment of $25,000 to Ms. Fasons. In this regard, please reconcile for us your disclosure on page 27 with the information provided on page F-19 which states that the 250,000 shares of common stock issued pursuant to the acquisition agreement had a fair value of $500,000 on the contract date. In addition, we note no mention of the warrants to purchase up to 50,000 shares of common stock, exercisable at $7.00 per share which were granted in connection with the agreement. Please advise and/or revise your disclosures contained in the notes and elsewhere in the document to correct these discrepancies.

19. Furthermore, please tell us your planned accounting treatment for the acquisition of assets from Seen on TV, LLC. Specifically, tell us whether acquisition will be accounted for as a business combination under purchase accounting and if not, please explain why. In either case, please provide us with the relevant technical accounting guidance used in determining your accounting treatment. We may have further comment upon receipt of your response.

20. Notwithstanding the above, please tell us why you believe your treatment of the consideration issued in connection with the acquisition agreement, as a deposit is appropriate and how you considered the guidance in ASC 323. As part of your response, please provide the nature and salient terms of the arrangement which may help us better understand your accounting for the transaction and cite the relevant technical guidance that you relied upon in determining your accounting treatment.

21. Assuming a satisfactory response, please significantly expand your disclosure in the notes to the financial statements to discuss the planned accounting treatment for the acquisition of the assets; the basis for your current accounting treatment for the consideration issued; and the expected timing of when the acquisition will be finalized.

Subsequent Events, page F-21

22. We note that the closing of the National Offering ("Offering") qualified as a "Qualified Financing" which triggered the automatic conversion of all principal and accrued interest on the $1,800,000 12% convertible debentures ("Bridge Debenture") into units of the Offering at a conversion price equal to 80% of the price paid by investors in the Offering, or $0.64 for one share of common stock and one warrant. The holders of the Bridge Debentures received an aggregate of

2,869,688 shares of common stock and warrants to purchase 2,869,688 shares of common stock. Each investor in the bridge offering also received a warrant (Bridge Warrant) to purchase a number of shares of the Company's common stock equal to the quotient obtained by dividing the principal amount of the Bridge Debenture by the conversion price of $0.64 for one share and one warrant. At the closing of the Offering and based on the full ratchet anti-dilution provisions of the Bridge Warrants, investors in the bridge offering received Bridge Warrants to purchase an aggregate of 8,789,063 shares of common stock and continue to provide for full-ratchet anti-dilution protection if the company issues at any time prior to August 30, 2012, any shares of common stock, or securities convertible into common stock, at a price less than the bridge warrant exercise price, subject to certain exceptions. In this regard, please tell us and revise your filing to discuss the planned accounting treatment for the conversion of the Bridge Debenture into units of the Offering at a price equal to 80% of the price paid by investors in the Offering and the Bridge Warrants to purchase 8,789,063 shares of common stock which continue to provide for full-ratchet anti-dilution provisions. We may have further comment upon receipt of your response.

Note 8. Income Taxes, page F-37

23. We note you disclose the difference in effective tax rate of 0% from the statutory United States federal income tax rate of 35% for all periods presented is due primarily to the valuation allowance. Based upon your loss before income taxes of $(6.9) million on your statements of operations for the year ended March 31, 2011, we calculate your income taxes using the statutory rate of 35% to be $(2.44) million, of which the change in your valuation allowance explains only $1.37 million. In this regard, please explain to us the reason(s) for the difference and revise your disclosures accordingly to comply with the disclosure requirement of ASC 740-10-15-12.

Other

24. Please provide updated financial statements in accordance with Rule 8-08 of Regulation S-X in your next amendment.

25. Please provide a currently dated consent from the independent public accountant in any future amendments to the registration statement on Form S-1.

26. Please similarly revise future filings on Form 10-K and Form 10-Q for the comments issued with respect to the registration statement on Form S-1, where applicable.

Exhibits

27. Please file your binding letter agreement with Seen on TV, LLC and Ms. Mary Beth Fasons as an exhibit to your next amendment.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3306 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Brian Pearlman, Esq.
        Quintairos, Prieto, Wood & Boyer, PA